Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Virtusa Corporation and Subsidiaries:
We consent to the incorporation by reference in the registration statement on Form S-8 of Virtusa Corporation and Subsidiaries (the Company) of our report dated May 24, 2007, except as to note 16, which is as of July 18, 2007, with respect to the consolidated balance sheets of Virtusa Corporation and Subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2007.
Our report includes a paragraph that states that the Company changed its method of accounting for share-based payments effective April 1, 2005.
/s/ KPMG LLP
Boston, Massachusetts
August 22, 2007